Exhibit 12

TEREX CORPORATION
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(amounts in millions)

	Three Months Ended March 31,
	2018		2017
Earnings:
Income (loss) from continuing operations before income taxes	$59.0		$(88.6)
Adjustments:
Undistributed (income) loss of less than 50% owned investments	0.5		1.1
Fixed charges	20.0		70.2
Earnings (loss)	$79.5		$(17.3)
Fixed charges:
Interest expense, including debt discount amortization	$15.0		$20.2
Amortization of debt issue cost	1.0		1.2
Loss on early extinguishment of debt	0.7		45.4
Portion of rental expense representative of interest factor (assumed to be 33%)	3.3		3.4
Fixed charges	$20.0		$70.2
Ratio of earnings to fixed charges	4.0	x	—	(1)
Amount of earnings deficiency for coverage of fixed charges	$—		$87.5
(1) less than 1.0x

Calculation excluding loss on early extinguishment of debt:
Ratio of earnings to fixed charges	4.1	x	—	(1)
Amount of earnings deficiency for coverage of fixed charges	$—		$87.5
(1) less than 1.0x